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                            June 17, 2024

       Hui Chun Kit
       Chief Executive Officer
       Primega Group Holdings Ltd
       Room 2912, 29/F., New Tech Plaza
       34 Tai Yau Street
       San Po Kong
       Kowloon, Hong Kong

                                                        Re: Primega Group
Holdings Ltd
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed May 31, 2024
                                                            File No. 333-277692

       Dear Hui Chun Kit:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form F-1

       General

   1. Please add back Part II of the registration statement which you have deleted when removing the resale
prospectus.
 Hui Chun Kit
FirstName  LastNameHui  Chun Kit
Primega Group  Holdings Ltd
Comapany
June       NamePrimega Group Holdings Ltd
     17, 2024
June 17,
Page 2 2024 Page 2
FirstName LastName
       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:      Ying Li, Esq.